File Nos. 333-
                                                                     811-8890
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION  STATEMENT  UNDER  THE SECURITIES ACT OF 1933                 [X]
     Pre-Effective  Amendment  No.                                         [ ]
     Post-Effective  Amendment  No.                                        [ ]

REGISTRATION  STATEMENT  UNDER  THE INVESTMENT COMPANY ACT OF 1940         [ ]
  Amendment  No. 22                                                        [X]
                        (Check appropriate box or boxes.)

     LPLA  Separate  Account  One
     ----------------------------
     (Exact  Name  of  Registrant)

     Fidelity Security Life Insurance Company
     ------------------------------------------
     (Name  of  Depositor)

     3130 Broadway, Kansas City, MO                                  64111-2406
     ---------------------------------------------------             -----------
     (Address of Depositor's Principal Executive Offices)           (Zip Code)

Depositor's  Telephone  Number,  including  Area  Code          (800) 648-8624

     Name  and  Address  of  Agent  for  Service

          David James Smith
          Senior Vice President and Secretary
          Fidelity Security Life Insurance Company
          3130 Broadway
          Kansas City, MO 64111-2406
          (800) 648-8624

     Copies  to:
          Judith  A.  Hasenauer
          Blazzard,  Grodd  &  Hasenauer,  P.C.
          P.O.  Box  5108
          Westport,  CT    06881
          (203)  226-7866

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

     As soon as practicable after the effective date of the Registration Statement.
------------------------------------------------------------------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
------------------------------------------------------------------------------

Title of Securities Registered:
    Individual Variable Annuity Contracts


                 CROSS REFERENCE SHEET
                (required by Rule 495)

Item No.                                                  Location
--------                                       -------------------------------

          PART A
Item 1.   Cover Page                           Cover Page

Item 2.   Definitions                          Definitions of Terms used in this
                                               Prospectus

Item 3.   Synopsis                             Summary

Item 4.   Condensed Financial Information      Not Applicable

Item 5.   General Description of Registrant,
          Depositor, and Portfolio Companies   Fidelity; The Separate
                                               Account; Investment Options

Item 6.   Deductions and Expenses              Expenses

Item 7.   General Description of Variable      The Deferred
          Annuity Contracts                    Variable Annuity Contract

Item 8.   Annuity Period                       Annuity Payments (The Annuity
                                               Period)

Item 9.   Death Benefit                        Death Benefit

Item 10.  Purchases and Contract Value         How to Purchase the Contracts

Item 11.  Redemptions                          Withdrawals

Item 12.  Taxes                                Taxes

Item 13.  Legal Proceedings                    Not Applicable

Item 14.  Table of Contents of the Statement
          of Additional Information            Table of Contents of the
                                               Statement of Additional
                                               Information

          PART B

Item 15.  Cover Page                           Cover Page

Item 16.  Table of Contents                    Table of Contents

Item 17.  General Information and History      Company

Item 18.  Services                             Not Applicable

Item 19.  Purchase of Securities Being
          Offered.                             Not Applicable

Item 20.  Underwriters                         Distributor

Item 21.  Calculation of Performance Data      Performance Information

Item 22.  Annuity Payments                     Annuity Provisions

Item 23.  Financial Statements                 Financial Statements


                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered in Part C to this Registration Statement.


                                     PART A

                       LPLA SEPARATE ACCOUNT ONE

             FORMERLY OF LONDON PACIFIC LIFE & ANNUITY COMPANY
           AND NOW OF FIDELITY SECURITY LIFE INSURANCE COMPANY

                     SUPPLEMENT DATED ________, 2004

As you have been previously informed, London Pacific entered into a Reinsurance and Assumption Agreement ("Agreement") with Fidelity Security Life Insurance Company ("Fidelity"). Pursuant to the Agreement and the consummation of the transaction contemplated therein, LPLA Separate Account One ("Separate Account") has been reinsured and ultimately assumed by Fidelity. Fidelity is now responsible for providing all of the benefits under the Contracts. You can now look to Fidelity as your new insurance company.

Transfers among the Investment Options of the Separate Account will continue to be permitted. You may make transfers from the Fixed Account to the Investment Options and from the Investment Options to the Fixed Account. You may make withdrawals from the Fixed Account.

At the present time, no additional Contributions can be made to your Contract. However, Fidelity anticipates that Contract Owners will be able to make additional Contributions some time in the future and will inform you when it receives the necessary regulatory approvals to permit such additional Contributions.

For more information, please contact our Annuity Service Center at: 3130 Broadway, Kansas City, MO 64111-2406, (800) 648-8624.


                  INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT
                              WITH A FIXED ACCOUNT
                                    ISSUED BY
                            LPLA SEPARATE ACCOUNT ONE
          FORMERLY OF LONDON PACIFIC LIFE & ANNUITY COMPANY AND NOW OF
                    FIDELITY SECURITY LIFE INSURANCE COMPANY
                                 ________, 2004

This prospectus describes the individual deferred variable annuity contract with a Fixed Account issued by Fidelity Security Life Insurance Company (Fidelity, or us, ours, we). The annuity contract has a Fixed Account which offers an interest rate which is guaranteed by Fidelity and the following 10 Investment Options:

MFS(R) VARIABLE INSURANCE TRUST:

MFS Investors Growth Stock Series
MFS New Discovery Series
MFS Total Return Series
MFS Value Series

On November 7, 2003, shares of certain portfolios of MFS(R) Variable Insurance Trust were substituted for shares of the portfolios of LPT Variable Insurance Series Trust pursuant to an order issued by the Securities and Exchange Commission.

THE UNIVERSAL  INSTITUTIONAL  FUNDS, INC.

The Universal Institutional Funds High Yield Portfolio
The Universal Institutional Funds International Magnum Portfolio
The Universal Institutional Funds Emerging Markets Equity Portfolio

SCUDDER INVESTMENTS VIT FUNDS:

Scudder VIT Equity 500 Index Fund

FEDERATED INSURANCE SERIES:

Federated Prime Money Fund II
Federated Fund for U.S. Government Securities II

Please read this prospectus carefully before investing and keep it on file for future reference. It contains important information about the Deferred Variable Annuity Contract.

To learn more about the Deferred Variable Annuity Contract with a Fixed Account, you can obtain a copy of the Statement of Additional information (SAI) dated _____, 2004. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page of this prospectus. For a free copy of the SAI, call us at the address below.

The Contracts:

*    are not bank deposits

*    are not federally insured

*    are not endorsed by any bank or government agency

*    are not guaranteed and may be subject to loss of principal

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INQUIRIES: If you have any questions about your Contract or need more information, please contact us at our Annuity Service Center:

Annuity Administration
3130 Broadway
Kansas City, MO 64111-2406



                                TABLE OF CONTENTS

                                                            PAGE

DEFINITIONS OF TERMS USED IN THIS PROSPECTUS ...........

SUMMARY ................................................

FEE TABLE ..............................................

THE DEFERRED VARIABLE ANNUITY CONTRACT..................
         Ownership......................................
         Assignment.....................................
         Modification of the Contract...................

ANNUITY PAYMENTS (THE ANNUITY PERIOD)....................
         Annuity Date ...................................
         Annuity Payments ...............................
         Annuity Options ................................

HOW TO PURCHASE THE CONTRACT .............................
         Contributions ...................................
         Allocation of Contributions .....................
         Free-Look .......................................
         Accumulation Units .............................
         Transfers ......................................

INVESTMENT OPTIONS.......................................
         MFS(R) Variable Insurance Trust.................
         The Universal Institutional Funds, Inc..........
         Scudder Investments VIT Funds...................
         Federated Insurance Series......................
         Dollar Cost Averaging Program ..................
         Rebalancing Program ............................
         Voting Rights ..................................
         Substitution....................................

PERFORMANCE..............................................

EXPENSES ................................................
         Mortality and Expense Risk Charge...............
         Administrative Charge ..........................
         Distribution Charge ............................
         Contract Maintenance Charge ....................
         Contingent Deferred Sales Charge................
         Transfer Fee ...................................
         Premium Taxes...................................
         Income Taxes....................................
         Investment Option Expenses......................

TAXES ...................................................
         Annuity Contracts in General....................
         Qualified and Non-Qualified Contracts ..........
         Withdrawals - Non-Qualified Contracts ..........
         Withdrawals - Qualified Contracts ..............
         Diversification ................................

WITHDRAWALS..............................................
         Systematic Withdrawal Option ....................
         Suspension of Payments or Transfers .............

DEATH BENEFIT.............................................
       Upon Your Death ...................................
       Death of Annuitant ................................

OTHER INFORMATION.........................................
         Fidelity.........................................
         The Separate Account.............................
         Distribution.....................................

TABLE OF CONTENTS OF THE SAI..............................

APPENDIX  ................................................



DEFINITIONS OF TERMS USED IN THIS PROSPECTUS

ACCUMULATION PERIOD - The period of time before the Annuity Date during which you can make Contributions.

ANNUITY DATE - The date on which Annuity Payments begin.

ANNUITY PAYMENTS - The series of payments made to you or someone you choose after the Annuity Date.

ANNUITY PERIOD - The period of time beginning with the Annuity Date during which we make Annuity Payments.

ANNUITY SERVICE CENTER - The office indicated under Inquiries on the first page of this prospectus to which notices, requests and Contributions must be sent.

BUSINESS DAY - Any day the New York Stock Exchange (NYSE) and we are open for business.

CONTRIBUTIONS - The money you invest in the Contract.

FIXED ACCOUNT - A segment of our general account which contains all of our assets with the exception of segregated separate account assets.

INVESTMENT OPTION(S) - Those variable investments available under the Contract.

NON-QUALIFIED CONTRACT - If you purchase the Contract as an individual and not under an individual retirement annuity, it is referred to as a Non-Qualified Contract.

OWNER/JOINT OWNER - The person(s) or entity(ies) entitled to ownership rights under the Contract.

QUALIFIED CONTRACT - If you purchase the Contract under an individual retirement annuity, it is referred to as a Qualified Contract.

SEPARATE ACCOUNT - A segregated asset account maintained by us to support the Deferred Variable Annuity Contract and certain other contracts. The Separate Account is LPLA Separate Account One. The Separate Account is divided into sub-accounts.

WRITTEN REQUEST - A request in writing, in a form satisfactory to us, which is received by the Annuity Service Center.


SUMMARY

The sections in this Summary are explained in more detail later in this prospectus.

THE DEFERRED VARIABLE ANNUITY CONTRACT

This prospectus describes the individual deferred variable annuity contract with a Fixed Account (Contract). The Contract is offered by Fidelity. Previously, the Contract had been issued by London Pacific. Pursuant to an assumption reinsurance transaction, Fidelity is the depositor of the Separate Account (see Other Information - Fidelity Security Life Insurance Company).

The Contract provides for a death benefit and guaranteed payment plans. The Contract has been designed to meet long-term financial goals and is not suitable as a short-term investment. The Contract is not designed to serve as a vehicle for frequent trading.

The Contract allows you the choice to invest in our Fixed Account or the 10 Investment Options. The Investment Options are intended to offer a better return than the Fixed Account. However, this is NOT guaranteed. You can also lose your money.

Under the Contract, you are the Owner. If you own a Non-Qualified Contract, you can name a Joint Owner. The Joint Owner must be your spouse.


ANNUITY PAYMENTS

You can receive Annuity Payments from your Contract by selecting one of the available Annuity Options. You can choose to have Annuity Payments come from the Fixed Account or the Investment Options or both. If you choose to have any portion of the payments come from the Investment Options, the dollar amount of your Annuity Payments may go up or down depending on the investment performance of the Investment Option(s) you select.

HOW TO PURCHASE THE CONTRACT

The Contract requires an initial Contribution of at least $5,000. If you buy the Contract as an Individual Retirement Annuity (IRA), the initial Contribution must be at least $1,000. You can make additional Contributions of at least $1,000 at any time during the Accumulation Period. Your registered representative can help you fill out the proper forms.

INVESTMENT OPTIONS

You can invest in the following Investment Options:

MFS(R) Variable Insurance Trust:

MFS Investors Growth Stock Series
MFS New Discovery Series
MFS Total Return Series
MFS Value Series

On November 7, 2002, shares of certain portfolios of MFS(R) Variable Insurance Trust were substituted for shares of the portfolios of LPT Variable Insurance Series Trust pursuant to an order issued by the Securities and Exchange Commission.

The Universal Institutional Funds, Inc:

The Universal Institutional Funds High Yield Portfolio
The Universal Institutional Funds International Magnum Portfolio
The Universal Institutional Funds Emerging Markets Equity Portfolio

Scudder Investments VIT Funds:

Scudder VIT Equity 500 Index Fund

Federated Insurance Series:

Federated Prime Money Fund II
Federated Fund for U.S. Government Securities II

Depending on market conditions and the performance of the Investment Options you select, you can make or lose money in any of these Investment Options.

EXPENSES

The Contract has insurance features and investment features and there are costs related to each. The fees and charges are as follows:

     Mortality and Expense Risk Charge: 1.25% annually of the average daily net asset value of each Investment Option.

     Administrative Charge: .15% annually of the average daily net asset value of each Investment Option.

     Distribution Charge: .10% annually of the average daily net asset value of each Investment Option.

     Transfer Fee: If you make more than 12 transfers in a Contract year, we deduct a transfer fee which is equal to $20 per transfer, or 2% of the amount transferred (whichever is less).

     Contingent Deferred Sales Charge: If you make a withdrawal from your Contract, we will deduct a contingent deferred sales charge which declines from 7% to 0%, depending on the Contract Year. After seven Contract Years, there is no charge for withdrawals.

     Contract Maintenance Charge: Each year, Fidelity deducts a $36 contract maintenance charge from your Contract. The charge is waived if the value of your Contract is at least $50,000.

     Premium Taxes: When you make a withdrawal, begin receiving Annuity Payments or when we pay a death benefit, Fidelity may assess a premium tax charge which ranges from 0% to 4%, depending on the state.

There are also investment charges which range from .30% to 1.87% of the average daily value of the Investment Option, depending upon the Investment Option you select

TAXES

Your earnings are not taxed until you take them out. If you take money out during the Accumulation Period, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on the earnings. Payments during the Annuity Period are considered partly a return of your original investment. That part of each payment is not taxable.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that make it an important investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

DEATH BENEFIT

If you die, a death benefit will be paid to the Beneficiary.

FREE-LOOK

If you cancel the Contract within 10 days after receiving it (or the period required in your state), we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If we are required by law to return your Contribution, we will put your money in the Federated Prime Money Fund II during the free-look period.

FEE TABLE

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time you buy the Contract, surrender the Contract, or transfer Contract value between Investment Options. State premium taxes may also be deducted.

CONTRACT OWNER TRANSACTION EXPENSES

Contingent Deferred Sales Charge (See Note 1)

                                      7% in Contract Year 1
                                        declining annually
                                        (See Note 2 below)

Transfer Fee                   No charge for first 12 transfers in a Contract
(See Note 3)                   year. After that, the fee is the lesser of $20
                               or 2% of the amount transferred.

Contract Maintenance Charge    $36 per Contract per Contract year.
(see Note 4)

1. Once each Contract year, you can withdraw up to 10% of unliquidated Contributions (which means not previously withdrawn) on a non-cumulative basis without the imposition of the contingent deferred sales charge (free withdrawal). You can make a free withdrawal once each Contract year unless you have selected the Systematic Withdrawal Option. If you are younger than 59 1/2 when you make a withdrawal, it may be subject to ten percent (10%) federal income tax penalty.

2. The contingent deferred sales charge is equal to:


                                                  Charge as a Percentage
                                                     Of Unliquidated
                              Contract Year            Contribution
                              -------------       ----------------------

                                1 year                       7%
                                2 years                      7%
                                3 years                      6%
                                4 years                      5%
                                5 years                      4%
                                6 years                      3%
                                7 years                      2%
                                8 years or more              0%

3. Fidelity will not charge you the transfer fee even if there are more than 12 transfers in a year if the transfer is made at the end of the free-look period and any transfers made pursuant to an approved Dollar Cost Averaging Program or Rebalancing Program.

4. During the Accumulation Period, Fidelity will not charge the contract maintenance charge if the value of your Contract is at least $50,000 or more. However, if you make a complete withdrawal, Fidelity will charge the contract maintenance charge. During the Annuity Period, the full charge will be deducted regardless of the size of your Contract. In the State of North Dakota, the contract maintenance charge is $30.

SEPARATE ACCOUNT ANNUAL EXPENSES
  (as a percentage of average account value)

Mortality and Expense Risk Charge..................... 1.25%
Administrative Charge.................................  .15%
Distribution Charge...................................  .10%
                                                       ------
Total Separate Account Annual Expenses...............  1.50%

The next item shows the minimum and maximum total operating expenses charged by the Investment Options that you may pay periodically during the time that you own the Contract. More details concerning each portfolio's fees and expenses are contained in the prospectuses for the Investment Options.

RANGE OF INVESTMENT OPTION OPERATING EXPENSES

                                                        Minimum         Maximum

Total Annual Portfolio Expenses                          .30%           1.87%

(expenses that are deducted from a Portfolio's assets, including management fees, shareholder services fees and other expenses)

The following table shows the annual operating expenses for each Investment Option for the year ended December 31, 2003 before and after any applicable contractual expense reimbursements and/or waivers.

Total Annual Portfolio Operating Expenses for each Investment Option (as a percentage of the average daily net assets of a Portfolio)

                                                                                                       Total         Total
                                                         Shareholder                  Expenses         Annual       Net Annual
                                          Management       Services      Other       Waived and/or    Portfolio     Portfolio
                                             Fees            Fee        Expenses      Reimbursed      Expenses      Expenses
                                          ----------     -----------    --------     -------------    ---------    -----------

MFS(R) VARIABLE INSURANCE TRUST

MFS Investors Growth Stock Series (1)        .75%             N/A         .13%            .00%           .88%           .88%
MFS New Discovery Series (1)                 .90%             N/A         .14%            .00%          1.04%          1.04%
MFS Total Return Series (1)                  .75%             N/A         .09%            .00%           .84%           .84%
MFS Value Series (1)(2)(3)                   .75%             N/A         .43%            .28%          1.18%           .90%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

High Yield Portfolio (4)                     .50%           N/A          .52%             .00%          1.02%          1.02%
International Magnum Portfolio (4)           .80%           N/A          .58%             .00%          1.38%          1.38%
Emerging Markets Equity Portfolio(4)        1.25%           N/A          .62%             .00%          1.87%          1.87%


SCUDDER INVESTMENTS VIT FUNDS

Scudder VIT Equity 500 Index Fund (5)       .20%          N/A          .10%            .00%           .30%           .30%


FEDERATED INSURANCE SERIES' ANNUAL EXPENSES

Federated Prime Money Fund II(6)
Federated Fund for U.S.                     .50%         .25%(7)       .17%            .00%           .92%           .92%
Government Securities II(8)                 .60%         .25%(7)       .12%            .00%           .97%           .97%

(1) The series has an expense offset arrangement that reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and divided disbursing agent. The series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these fee reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 0.86% for Emerging Growth Series; 0.87% for Investors Growth Stock Series; and 1.03% for New Discovery Series.

(2) MFS has contractually agreed, subject to reimbursement, to bear the series' expenses such that "Other Expenses" (after taking into account the expense offset and brokerage arrangements described above), do not exceed 0.15% annually for the series. This contractual fee arrangement may not be changed without approval of the Board of Trustees which oversees the series.

(3) The reimbursement agreement will terminate on the earlier of April 30, 2005 or such date as all expenses previously borne by MFS under agreement have been paid by the series.

(4) The table above does not show the effects of the Adviser's voluntary fee waivers and/or expense reimbursements. The Adviser has voluntarily agreed to reduce its management fee and/or reimburse the Portfolio so that total annual operating expenses, excluding certain investment related expenses described below, will not exceed 0.80% with respect to the High Yield Portfolio; 1.15% with respect to the International Magnum Portfolio; and 1.75% with respect to the Emerging Markets Equity Portfolio.

In determining the actual amount of voluntary management fee waivers and/or expense reimbursements for the Portfolio, if any, certain investment related expenses, such as foreign country tax expense and interest expense on borrowing, are excluded from total annual operating expenses. If these expenses were included, the Portfolio's total annual operating expenses after voluntary fee waivers and/or expense reimbursements could exceed the expense ratios shown in the preceding paragraph of this note.

For the fiscal year ended December 31, 2003, after giving effect to the Adviser's voluntary management fee waivers and/or expense reimbursements, the total annual operating expenses incurred by investors were 0.80% with respect to the High Yield Portfolio; 1.15% with respect to the International Magnum Portfolio; and 1.78% with respect to the Emerging Markets Equity Portfolio (excluding investment related expenses, the total annual operating expenses after fee waivers and/or expense reimbursements were 1.75% for the Emerging Markets Equity Portfolio). Fee waivers and/or expense reimbursements are voluntary and the Adviser reserves the right to terminate any waivers and/or reimbursements at any time and without notice.

(5) The Advisor has contractually agreed to waive its fees and/or reimburse expenses of the Fund, to the extent necessary, to limit expenses to 0.30% of the average daily net assets of the Fund until April 30, 2005.

(6) Although not contractually obligated to do so, the Adviser and shareholder services provider waived certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended December 31, 2003.

Total Waivers of Fund Expenses                                       0.27%
Total Actual Annual Fund Operating Expenses (after waivers)          0.65%

The Adviser has voluntary waived a portion of the management fee. The Adviser can terminate this voluntary waiver at any time. The management fee paid by the Fund (after the voluntary waiver) was 0.48% for the fiscal year ended December 31, 2003.

(7) The Fund did not pay or accrue the shareholder services fee during the fiscal year ended December 31, 2003. The Fund has no present intention of paying or accruing the shareholder services fee during the fiscal year ending December 31, 2004.

(8) Although not contractually obligated to do so, the shareholder services provider waived certain amounts. These are shown below along with the net expenses the Fund actually paid for the fiscal year ended December 31, 2003.

Total Waivers of Fund Expenses                                       0.25%
Total Actual Annual Fund Operating Expenses (after waivers)          0.72%

EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, separate account annual expenses, and Investment Option fees and expenses.

The examples assume that you invest $10,000 in the Contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the (a) maximum and (b) minimum fees and expenses of any of the Investment Options. The examples reflect annual investment option expenses before any fee waiver and/or expense reimbursements. Your expenses will be less than the expenses in the chart below for those options with a waiver or reimbursement for the applicable periods (see "Total Annual Portfolio Operating Expenses for Each Investment Option" above). Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


(1) If you surrender your Contract at the end of the applicable time period:

          1 year        3 years       5 years       10 years
          ------        -------       -------       --------

      (a) $1,073.59     $1,790.80     $2,509.81     $4,927.94
      (b) $  917.15     $1,300.26     $1,655.12     $3,016.39


(2) If you do not surrender your Contract or if begin receiving Annuity
Payments:

          1 year        3 years       5 years       10 years
          ------        -------       -------       --------

      (a) $373.59       $1,190.80     $2,109.81     $4,927.94
      (b) $217.15       $  700.26     $1,255.12     $3,016.39


                     THE DEFERRED VARIABLE ANNUITY CONTRACT

This prospectus describes the Individual Deferred Variable Annuity Contract with a Fixed Account (Contract) issued by Fidelity.

An annuity is a contract between you (the Owner) and us (an insurance company) where we promise to pay you (or someone you choose) an income, in the form of Annuity Payments. Until you decide to begin receiving Annuity Payments, your annuity is in the Accumulation Period. Once you begin receiving Annuity Payments, your Contract switches to the Annuity Period.

The Contract benefits from tax deferral. This means that you are not taxed on the earnings or appreciation on the money in your Contract until you take money out.

You can choose to invest in the 10 Investment Options. Depending on market conditions and the performance of the Investment Option(s) you select, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the Contract, the amount of money you are able to accumulate in your Contract during the Accumulation Period depends upon the investment performance of the Investment Option(s) you select. The amount of Annuity Payments you receive during the Annuity Period from the variable annuity portion of the Contract also depends, in part, on the investment performance of the Investment Option(s) you select for the Annuity Period.

The Contract also offers you a Fixed Account. The Fixed Account offers an interest rate that's guaranteed by Fidelity. If you select the Fixed Account, your money will be placed with the other general assets of Fidelity.

OWNERSHIP

Owner - Under the Contract you are the Owner. You name an Annuitant. You may change Owners of the Contract at any time prior to the Annuity Date by Written Request. A change of Owner will automatically revoke any prior designation of Owner. The change will become effective as of the date the Written Request is signed. A new designation of Owner will not apply to any payment made or action taken by us prior to the time it was received.

If the Contract is Non-Qualified and is owned by a non-natural person (for example, a corporation) it is not treated as an annuity contract for tax purposes. This means that income on the Contract is treated as ordinary income received by the Owner during the taxable year. You should seek tax advice before you buy the Contract if it is going to be owned by a trust or other non-natural person.

A Non-Qualified Contract may be owned by Joint Owners. Any Joint Owner must be your spouse. When either Owner dies, the surviving Joint Owner will be the primary Beneficiary. We will treat any other designated Beneficiary as a contingent Beneficiary unless you specify otherwise in a Written Request.

Unless you tell us otherwise, if there are Joint Owners all transactions will require both signatures except for telephone transfers. If the telephone transfer option is elected and there are Joint Owners, either Joint Owner can give telephone instructions.

Annuitant - The Annuitant is the person on whose life we base Annuity Payments. You designate the Annuitant when the Contract is issued. You can change the Annuitant at any time before the Annuity Date. The Annuitant may not be changed in a Contract which is owned by a non-natural person. Any change of Annuitant is subject to our underwriting rules which are in effect at the time.

Beneficiary - The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the Contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you may change the primary Beneficiary(ies) or contingent Beneficiary(ies). A change must be made by Written Request. The change will take effect as of the date the Written Request is signed. Fidelity will not be liable for any payment made or action it takes before the change is recorded.


ASSIGNMENT

You can assign (transfer ownership) the Contract at any time during your lifetime. You must send a Written Request to our [Annuity Service Center] specifying the terms of the assignment. Fidelity will not be liable for any payment or other action it takes in accordance with the Contract until it receives notice of the assignment. Any assignment made after the death benefit has become payable will only be valid with Fidelity's consent. AN ASSIGNMENT MAY BE A TAXABLE EVENT.

If the Contract is issued pursuant to a Qualified plan, there may be limitations on your ability to assign the Contract.

MODIFICATION OF THE CONTRACT

The Contract may be modified in order to comply with applicable state and federal law. A Contract may be changed or altered only by the President or Vice President and the Secretary of Fidelity. Any change must be in writing.

ANNUITY PAYMENTS(THE ANNUITY PERIOD)

ANNUITY DATE

You can receive regular Annuity Payments from your Contract. You will receive the payments unless you choose someone else to receive them. The day on which those payments begin is called the Annuity Date. The Annuity Date must be the first day of a calendar month and must be at least one month after we issue your Contract. The Annuity Date may not be later than when the Annuitant reaches age 85 or 10 years after we issue your Contract if you are age 75 or older on the day your Contract is issued. You can change the Annuity Date by Written Request. Any change must be requested at least 7 days prior to the Annuity Date.

ANNUITY PAYMENTS

During the Annuity Period, you have the same investment choices you had just before the start of the Annuity Period. During the Annuity Period, payments can come from the Investment Options you have selected (meaning they are variable Annuity Payments) or from the Fixed Account (meaning they are fixed Annuity Payments). You must select if you want variable Annuity Payments or fixed Annuity Payments or a combination of both no later than 15 days before the Annuity Date. If you do not instruct us, your payments will be variable Annuity Payments.

Annuity Payments are made monthly. If the Annuity Payment would be or become less than $200 ($100 if a combination fixed and variable annuity is selected), we will reduce the frequency of the Annuity Payments to an interval which will result in each payment being at least $200 ($100 if a combination fixed and variable annuity is selected).

If you choose to have any portion of your Annuity Payments come from the Investment Options, the dollar amount of your payments will depend on the following:

     (1)  the value of your Contract in the Investment Option on the Annuity
          Date;

     (2)  the 4% assumed investment rate used in the Contract;

     (3)  the performance of the Investment Option(s) you select;

     (4)  the Annuity Option you select; and

     (5) the age of the Annuitant and any joint Annuitant with respect to certain Annuity Options.

If the actual performance exceeds the 4% assumed investment rate, your Annuity Payments will increase. Likewise, if the actual investment rate is less than 4%, your Annuity Payments will decrease.

The SAI contains a description of how Annuity Payments and Annuity Unit values are calculated.

ANNUITY OPTIONS

You can choose among income plans. We call them Annuity Options. We ask you to choose an Annuity Option when you buy the Contract. Prior to the Annuity Date you may change the Annuity Option by Written Request. Any change must be requested at least 7 days prior to the Annuity Date.

You can choose one of the following Annuity Options or any other Annuity Option acceptable to us.

OPTION A. LIFE ANNUITY. Under this option, we will make monthly Annuity Payments during the life of the Annuitant. After the Annuitant dies, we stop making Annuity Payments.

OPTION B. LIFE ANNUITY WITH PERIOD CERTAIN OF 120 MONTHS. Under this option, we will make monthly Annuity Payments during the life of the Annuitant. If the Beneficiary does not want payments to continue for the rest of the period certain, he or she may elect to have the present value of the guaranteed Annuity Payments remaining commuted and paid in a lump sum.

OPTION C. JOINT & SURVIVOR ANNUITY. Under this option, we will make monthly Annuity Payments so long as the Annuitant and the Joint Annuitant are alive. After the first Annuitant dies and during the lifetime of the surviving Annuitant, we will continue making Annuity Payments at 66 2/3%. After the surviving Annuitant dies, we will stop making Annuity Payments.

OPTION D. PAYMENT FOR A PERIOD CERTAIN. Under this option, we will make monthly Annuity Payments for a fixed period of years. The period must be at least 10 years and cannot be more than 30 years. If you do not want to continue to receive payments for the rest of the selected period, you may elect to have the present value of the remaining payments commuted and paid in a lump sum or as an Annuity Option purchased at the date of such election.

HOW TO PURCHASE THE CONTRACT

CONTRIBUTIONS

Contributions are the money you give us to buy the Contract. The minimum we will accept is $5,000 when the Contract is bought as a Non-Qualified Contract. If you are buying the Contract as part of an IRA (individual retirement annuity), the minimum we will accept is $1,000. You can make additional Contributions of $1,000 ($100 if the periodic investment plan option is elected). The maximum Contributions we will accept without our prior approval are $1,000,000 except if you are 75 years old when you buy the Contract in which cast the maximum is $500,000. We reserve the right to reject any Contribution or Contract.

ALLOCATION OF CONTRIBUTIONS

When you purchase the Contract, we will allocate your Contribution to the Investment Option(s) you have selected. Unless you instruct use otherwise, subsequent Contributions will be allocated in the same manner as the initial Contribution. Your allocations must be in whole numbers with a minimum allocation of 10% of each Contribution or transfer (unless the Contribution is being made pursuant to an approved Dollar Cost Averaging Program). Under certain circumstances we will allocate your initial Contribution to the Federated Prime Money Fund II until the end of the free-look period.

Once we receive your Contribution and the necessary information and they are deemed to be in good order, we will issue you a Contract and allocate your Contribution within 2 business days. If the information is not in good order, we will contact you to get the necessary information. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your Contract by making additional Contributions, we will credit these amounts to your Contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

FREE-LOOK

If you change your mind about owning the Contract, you can cancel it within 10 days after receiving it (or the period required in your state), and we will send your money back. You will receive whatever your Contract is worth on the day we receive your request. This may be more or less than your Contribution. If you have purchased the Contract as an individual retirement annuity or in certain states, we are required to return your Contribution. If that is the case, we will put your money in the Federated Prime Money Fund II for 15 days after we allocate your Contribution (or whatever period is required in your state) and refund the greater of your Contribution or the value of your Contract.

ACCUMULATION UNITS

The value of your Contract allocated to the Investment Options will go up or down depending upon the investment performance of the Investment Option(s) you select. In order to keep track of the value of your Contract, we use a unit of measure we call an accumulation unit. During the Annuity Period, we call it an annuity unit. The difference between accumulation unit values and annuity unit values is the assumed investment rate factor raised to the power equal to the number of years since the initial accumulation unit values were set.

Every Business Day we determine the value of an accumulation unit for each Investment Option. We do this by:

1. determining the total amount of money invested in the particular Investment Option;

2. subtracting from that amount the mortality and expense risk charge, the administrative charge and the distribution charge; and

3.   dividing this amount by the number of outstanding accumulation units.

The value of an accumulation unit may go up or down from day to day.

When you make your Contribution to the Contract, we will credit your Contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the contribution allocated to an Investment Option by the value of the accumulation unit for that Investment Option.

Fidelity calculates that value of an accumulation unit for each Investment Option after the New York Stock Exchange (NYSE) closes each day and then credits your Contract. There may be days when the NYSE is open for business and we are closed. The day after Thanksgiving is the only such date. On such date, you will not have access to your account and therefore no transactions will be processed for the Separate Account.

Example:

On Wednesday we receive an additional Contribution from you of $4,000. You have instructed us to allocate it to the MFS Value Series. When the New York Stock Exchanges closes on that Wednesday, we determine that the value of an accumulation unit for the MFS Value Series is $12.50. We then divide $4,000 by $12.50 and credit your Contract with 320 accumulation units for the MFS Value Series on that Wednesday night.

TRANSFERS

You can make transfers among the Investment Options and the Fixed Account before the Annuity Date.

The minimum amount which you can transfer is $500 from one or more Investment Options or the Fixed Account or your entire interest in the Investment Option or Fixed Account, if less. The minimum which must remain in an Investment Option or Fixed Account after a transfer is $500 for each Investment Option or Fixed Account, or $0 if the entire interest in the Investment Option or Fixed Account is transferred.

During the Annuity Period you may make a transfer from one or more of the Investment Options to the Fixed Account once a Contract year. You may not make a transfer from the Fixed Account to the Investment Options during the Annuity Period.

If you make more than 12 transfers in a year, a transfer fee may be assessed.

Telephone transfers can be made pursuant to Written Request. We will use reasonable procedures to confirm that instructions given us by telephone are genuine. If we fail to use such procedures, we may be liable for losses due to fraudulent or unauthorized instructions. We reserve the right to modify or terminate telephone transfer privileges.

We reserve the right, at any time and without prior notice to any party, to terminate, suspend or modify the transfer privilege described above.

The Contracts are not designed for professional market timing organizations. Repeated patterns of frequent transfers may be disruptive to the operations of the Investment Options. When Fidelity becomes aware of such disruptive transactions, we may modify the transfer provisions of the Contract.

Market Timing/Short-Term Trading

Some investors try to profit from various short-term or frequent trading strategies commonly known as market timing. None of the portfolios which are investment options for the Contract are designed for short-term investing since such activity may increase portfolio transaction costs, hurt performance and be disruptive to management of a portfolio (affecting an adviser's or sub-adviser's ability to effectively manage a portfolio in accordance with its investment objective and policies). If we become aware of potentially harmful transfer activity, restrictions may be imposed by us on transfers. We reserve the right to take actions to restrict transfers including, but not limited to:

- restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail), and

-  restricting transfers into and out of certain investment options.

Transfers may also be delayed when any of the events described in "Suspension of Payments or Transfers" occur (see page ____). In addition, transfer privileges also may be subject to restrictions and/or fees that may be imposed by the underlying funds. Further, we reserve the right to defer the transfer privilege at any time when we are unable to purchase or redeem shares of the underlying funds.

We cannot guarantee that the funds will not be harmed by transfer activity related to other insurance companies and/or retirement plans that may invest in the funds. No assurance can be given that any or all possible forms of potentially harmful transfer activity will be identified, or that any restrictions imposed will be able to address successfully the potentially harmful transfer activity that may be identified.

INVESTMENT OPTIONS

The following Investment Options are available. Additional Investment Options may be available in the future.

YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY BEFORE INVESTING. COPIES OF THESE PROSPECTUSES ARE ATTACHED TO THIS PROSPECTUS. CERTAIN INVESTMENT OPTIONS CONTAINED IN THE FUND PROSPECTUSES MAY NOT BE AVAILABLE WITH YOUR CONTRACT.

The investment objectives and policies of certain Investment Options are similar to the investment objectives of other mutual funds that certain of the same investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Options may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the investment options have the same investment advisers.

A portfolio's performance may be affected by risks specific to certain types of investments, such as foreign securities, derivative instruments, non-investment grade debt securities, initial public offerings (IPOs) or companies with relatively small market capitalizations. IPOs and other investment techniques may have a magnified performance impact on a portfolio with a small asset base. A portfolio may not experience similar performance as its assets grow.

MFS(R) VARIABLE INSURANCE TRUST

MFS(R) Variable Insurance Trust is a mutual fund comprised of fifteen series, four of which are available under the Contract. Massachusetts Financial Services Company is the investment adviser to the series. The following Investment Options are available under the Contract:

     MFS Investors Growth Stock Series
     MFS New Discovery Series (capital appreciation)
     MFS Total Return Series
     MFS Value Series

On November 7, 2002, shares of certain portfolios of MFS(R) Variable Insurance Trust were substituted for shares of the portfolios of LPT Variable Insurance Series Trust pursuant to an order issued by the Securities and Exchange Commission.


THE UNIVERSAL INSTITUTIONAL FUNDS, INC

The Universal Institutional Funds, Inc. (formerly, Morgan Stanley Dean Witter Universal Funds, Inc) is a mutual fund with eighteen portfolios, three of which are available under the Contract. Morgan Stanley Investment Management Inc. is the investment adviser to the High Yield, International Magnum and Emerging Markets Equity Portfolios. The following Investment Options are available under the Contract:

     High Yield Portfolio

     International Magnum Portfolio (long-term capital appreciation by investing primarily in equity securities of non-U.S. issuers domiciled in EAFE countries)

     Emerging Markets Equity Portfolio

SCUDDER INVESTMENTS VIT FUNDS

Scudder Investments VIT Funds (formerly, Deutsche Asset Management VIT Funds) is a Trust with multiple series of funds, one of which is available under the Contracts. Deutsche Asset Management, Inc. is the investment advisor of the Fund. Northern Trust Investments, N.A. acts as investment sub-advisor of the Fund. The following Investment Option is available under the Contract:

     Scudder VIT Equity 500 Index Fund (formerly, Deutsche VIT Equity 500
       Index Fund))

FEDERATED INSURANCE SERIES

Federated Insurance Series is a mutual fund with multiple separate investment portfolios, two of which are available under the Contracts. Federated Investment Management Company is the investment adviser of the Federated Prime Money Fund II and the Federated Fund for U.S. Government Securities II. The following Investment Options are available under the Contract:

     Federated Prime Money Fund II
     Federated Fund for U.S. Government Securities II

Shares of the portfolios may be offered in connection with certain variable annuity contracts and variable life insurance policies of various life insurance companies which may or may not be affiliated with Fidelity. Certain portfolios may also be sold directly to qualified plans. The portfolios do not believe that offering their shares in this manner will be disadvantageous to you.

We may perform certain shareholder services and other administrative functions on behalf of the investment options or their investment advisers, distributors and/or affiliates. We may receive revenues from the investment options, their investment advisers, distributors and/or affiliates for performance of these services. The revenues, which may be substantial, are ordinarily based upon an annual percentage of the average aggregate net amount we have invested on behalf of the Separate Account. These percentages differ; some investment options, investment advisers, distributors and/or affiliates pay us a greater percentage than others.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program is a program, which if elected, permits you to systematically transfer amounts monthly, quarterly, semi-annually or annually from the Federated Prime Money Fund II, the Federated Fund for U.S. Government Securities II, the Universal Institutional Funds High Yield Portfolio or the Fixed Account to one or more of the other Investment Options. Transfers to the Fixed Account are not permitted. To participate in the program, the value of your Contract must be at least $20,000. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations.

You must participate in Dollar Cost Averaging for at least 12 months. There is no current charge for Dollar Cost Averaging. However, we reserve the right to charge for it in the future. Transfers under this program will take place on the date you request to participate in the program and anniversaries of that date.

Transfers made pursuant to the Dollar Cost Averaging Program are not taken into account in determining the transfer fee.

We reserve the right at any time and without prior notice to any party, to terminate, suspend or modify the Dollar Cost Averaging Program.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Dollar Cost Averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment options(s). You should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels.

REBALANCING PROGRAM

You may use an asset allocation model at the time you purchase the Contract to help you establish your initial investment allocations. If you do, you may rebalance your investments monthly to maintain the allocation in the model. Rebalancing provides for periodic automatic transfers among the Investment Options. Any amounts in the Fixed Account will not be transferred as part of this program.

Transfers made pursuant to the Rebalancing Program are not taken into account in determining the transfer fee.

VOTING RIGHTS

Fidelity is the legal owner of the Investment Option shares. However, Fidelity believes that when an Investment Option solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own proportion to those instructions. This will also include any shares that Fidelity owns on its own behalf. Should Fidelity determine that it is no longer required to comply with the above, we will vote the shares in our own right.

ADDING, DELETING, OR SUBSTITUTING INVESTMENT OPTIONS

We do not control the funds, so we cannot guarantee that any of the investment options will always be available. We retain the right to change the investments of the Separate Account. This means we may eliminate the shares of any investment option held in our Separate Account and substitute shares of another open-end management investment company for the shares of any investment option, if the shares of the investment option are no longer available for investment or if, in our judgment, investment in any investment option would be inappropriate in view of the purposes of the Separate Account. We will first notify you and receive any necessary SEC and/or state approval before making such a change.

If an investment option is eliminated, we will ask you to reallocate any amount in the eliminated investment option. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with SEC pronouncements and only after obtaining an order from the SEC, if required.

If we make a portfolio substitution or change, we may change the Contract to reflect the substitution or change.

PERFORMANCE

Fidelity  may  advertise   performance  of  the  various   Investment   Options.
Performance information of an Investment Option is based on past performance only and is no indication of future performance.

Fidelity will calculate performance by determining the percentage change in an Investment Option by dividing the increase (decrease) for the Option by the value of the Investment Option at the beginning of the period. The performance number will reflect the expenses of the Investment Option and the deduction of the mortality and expense risk charge, the administrative charge, the distribution charge and any applicable contract maintenance charge. This non-standard performance will not reflect the deduction of the contingent deferred sales charge. The deduction of any applicable contingent deferred sales charge would reduce the percentage increase or make greater any percentage decrease. Fidelity may also advertise performance information which is computed on a different basis. In that case, any advertisement will also include average annual total return figures which reflect the deduction of all fees and charges.

Future performance will vary and the results which may be shown are not necessarily representative of future results.

EXPENSES

There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

MORTALITY AND EXPENSE RISK CHARGE. This charge is equal, on an annual basis, to 1.25% of the daily value of the Contract invested in an Investment Option, after fund expenses have been deducted. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefit, for certain expenses of the Contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the Contract. Fidelity may use any profits it makes from this charge to pay for the costs of distributing the Contract.

ADMINISTRATIVE CHARGE. This charge is equal, on an annual basis, to .15% of the daily value of the Contract invested in an Investment Option, after fund expenses have been deducted. This charge, together with the contract maintenance charge (see below), is for the expenses associated with the administration of the Contract. Some of these expenses are: preparation of the Contract, confirmations, annual reports and statements, maintenance of Contract records, personnel costs, legal and accounting fees, filing fees, and computer and systems costs.

DISTRIBUTION CHARGE. This charge is equal, on an annual basis, to .10% of the daily value of the Contract invested in an Investment Option, after fund expenses have been deducted. This charge compensates Fidelity for the costs associated with the distribution of the Contract.

CONTRACT MAINTENANCE CHARGE. On each anniversary of the date when your Contract was issued, Fidelity deducts $36 ($30 in the state of North Dakota) from your Contract as a contract maintenance charge. This charge is for administrative expenses. This charge cannot be increased.

Fidelity will not deduct this charge during the Accumulation Period if, when the deduction is to be made, the value of your Contract is $50,000 or more. If you make a complete withdrawal from your Contract, the contract maintenance charge will also be deducted. The contract maintenance charge is deducted prorata from the Investment Options and the Fixed Account (except in South Carolina, Texas and Washington, the charge is only deducted from the Investment Options)

After the Annuity Date, the charge will be collected monthly out of each Annuity Payment regardless of the size of the Contract.

CONTINGENT DEFERRED SALES CHARGE. During the Accumulation Period, you can make withdrawals from your Contract. However, if all or a portion of the unliquidated Contribution is withdrawn within the first 7 Contract years, Fidelity will access a contingent deferred sales charge (unliquidated Contributions means Contributions that you have not previously surrendered or withdrawn). The charge is based on the Contract year in which you make a withdrawal and is applied only to a withdrawal of Contribution. The charge is as follows:

                      Charge as a
                     Percentage of
                     Unliquidated
Contract Year        Contribution
-------------        ------------
1 year                    7%
2 years                   7%
3 years                   6%
4 years                   5%
5 years                   4%
6 years                   3%
7 years                   2%
8 years or more           0%

Free Withdrawals. Once a year on a non-cumulative basis, you can withdraw up to 10% of your unliquidated Contributions without the contingent deferred sales charge (free withdrawal amount). For purposes of the free withdrawal amount and the contingent deferred sales charge, amounts you withdraw as a free withdrawal are not considered a liquidation of Contributions. If you choose to make withdrawals under our Systematic Withdrawal Option, the once a year limitation on withdrawals for the free withdrawal amount is waived if you have not made any other free withdrawals during that Contract year.

In addition, in certain states, if you have been confined to a convalescent care facility for any continuous ninety day period or if you are first diagnosed as having a terminal illness and it is at least 90 days after the day your contract was issued, you can make a one time withdrawal of a certain amount and Fidelity will not access the contingent deferred sales charge. We will call this the Convalescent Care Facility/Terminal Illness Benefit. This benefit may not be available in all states.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

NOTE: FOR TAX PURPOSES, WITHDRAWALS ARE CONSIDERED TO HAVE COME FROM THE LAST MONEY INTO THE CONTRACT. THUS, FOR TAX PURPOSES, EARNINGS ARE CONSIDERED TO COME OUT FIRST.

See Appendix B for examples of how the contingent deferred sales charge is calculated.

Reduction or Elimination of the Contingent Deferred Sales Charge. Fidelity will reduce or eliminate the amount of the contingent deferred sales charge when the Contract is sold under circumstances which reduce its sales expense. Some examples are: if there is a large group of individuals that will be purchasing the Contract or a prospective purchaser already had a relationship with Fidelity. Fidelity will not deduct a contingent deferred sales charge under a Contract issued to an officer, director or employee of Fidelity or any of its affiliates.

TRANSFER FEE. You can make 12 free transfers every year. We measure a year from the day we issue your Contract. If you make more than 12 transfers a year, we will deduct a transfer fee of $20 for each transfer thereafter or 2% of the amount transferred (whichever is less). The transfer fee will be deducted from the Investment Option or the Fixed Account from which the transfer is made. If your entire interest in the Investment Option or the Fixed Account is being transferred, the transfer fee will be deducted from the amount which is transferred. If the transfer is made from more than one Investment Option or the Fixed Account, the transfer fee will be deducted pro-rata from each Investment Option or the Fixed Account from which a transfer is made.

Any transfers made pursuant to the Dollar Cost Averaging or Rebalancing Programs will not count in determining the transfer fee. A transfer at the end of the free-look period will also not count in determining the transfer fee.

PREMIUM TAXES. Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract for them. For those states which assess premium taxes upon receipt of purchase payments, premium taxes will be deducted upon surrender of the contract, annuitization or payment of death benefits. For all other states, premium taxes will be assessed against and deducted from the contract value used to provide benefits upon annuitization. Premium taxes generally range from 0% to 4%, depending on the state.


INCOME TAXES. Fidelity will deduct from the Contract for any income taxes which it incurs because of the Contract. At the present time, we are not making any such deductions.

INVESTMENT OPTION EXPENSES. There are deductions from and expenses paid out of the assets of the various Investment Options, which are described in the fund prospectuses.

TAXES

NOTE: FIDELITY HAS PREPARED THE FOLLOWING INFORMATION ON TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISER ABOUT YOUR OWN CIRCUMSTANCES. FIDELITY HAS INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE STATEMENT OF ADDITIONAL INFORMATION.

ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code(Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of contract (qualified or non-qualified) (see following sections).

You, as the owner, will not be taxed on increases in the value of your Contract until a distribution occurs - either as a withdrawal or as Annuity Payments. When you make a withdrawal you are taxed on the amount of the withdrawal that is earnings. For Annuity Payments, different rules apply. A portion of each Annuity Payment is treated as a partial return of your Contribution and will not be taxed. The remaining portion of the Annuity Payment will be treated as ordinary income. How the Annuity Payment is divided between taxable and non-taxable portions depends upon the period over which the Annuity Payments are expected to be made. Annuity Payments received after you have received all of your Contributions are fully includible in income.

When a non-qualified contract is owned by a non-natural person (e.g., corporation or certain other entities other than a trust holding the Contract as an agent for a natural person), the Contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the Contract as an individual and not as an individual retirement annuity (IRA), your Contract is referred to as a Non-Qualified Contract.

If you purchase the Contract as an IRA, your Contract is referred to as a Qualified Contract.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

WITHDRAWALS-NON-QUALIFIED CONTRACTS

If you make a withdrawal from your non-qualified Contract, the Code treats such a withdrawal as first coming from earnings and then from your Contribution. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

(1)  paid on or after the taxpayer reaches age 59 1/2;

(2)  paid after you die;

(3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

(4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

(5)  paid under an immediate annuity: or

(6)  which come from purchases payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS

If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of pre-tax Contributions to the after-tax Contributions in your Contract. If all of your Contributions were made with pre-tax money, then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after you reach age 59 1/2;

     (2)  paid after you die;

     (3) paid if you become totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal periodic payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5)  paid for certain allowable medical expenses (as defined in the Code);

     (6)  paid on account of an IRS levy upon the qualified contract;

     (7)  paid from an IRA for medical insurance (as defined in the Code);

     (8)  paid from an IRA for qualified higher education expenses; or

     (9) paid from an IRA for up to $10,000 for qualified first-time homebuyer expenses (as defined in the Code).

We have provided a more complete discussion in the Statement of Additional Information.

TAXATION OF DEATH BENEFITS

Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate taxes may also apply.

The Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments (contributions) or contract value. The contract offers death benefits which may exceed the greater of purchase payments (contributions) or contract value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the Contract may not qualify as an IRA (including Roth
IRAs) which may result in the immediate taxation of amounts held in the Contract and the imposition of penalty taxes. You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.

DIVERSIFICATION AND OWNER CONTROL

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Fidelity believes that the Investment Options are being managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, are considered the owner of the shares of the investment options. However, the IRS has indicated in rulings that investment decisions regarding the underlying investments must be made in the sole discretion of Fidelity and the manager of the underlying investments, no arrangements may exist between a contract owner and Fidelity regarding specific investments or investment objectives for the underlying investments and a contract owner may not communicate with the underlying investment manager or Fidelity regarding the selection, quality or rate of return of the underlying investments. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It remains unclear to what extent under federal tax law owners are permitted to make transfers among the investment options or the number and type of investment options owners may select from without being considered owner of the shares. If any guidance is provided which is considered a new position, then the guidance is generally applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment options.

Due to the uncertainty in this area, Fidelity reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

                                   WITHDRAWALS

At any time during the Accumulation Period, you may make a partial or total withdrawal from your Contract by Written Request (in the state of Washington, you can also make a withdrawal on the Annuity Date). Unless you tell us otherwise, withdrawals will be made from the Investment Options. The withdrawal will be made pro-rata from the Investment Options (unless you tell us otherwise). A partial withdrawal is taken from the value for which the free withdrawal amount applies and then from the value which is subject to a contingent deferred sales charge.

Each partial withdrawal must be for at least $500 (this requirement may be waived to meet the minimum distribution requirements for Qualified Contracts). We require that after you make a partial withdrawal, the greater of $2,000 or 150% of the applicable contingent deferred sales charge must remain in your Contract (this requirement may be waived to meet the minimum distribution requirements for Qualified Contracts). We also require that after a partial withdrawal, at least $500 must remain in an Investment Option or the Fixed Account.

When you make a withdrawal, you will receive the value of your Contract, less any premium tax and less any contract maintenance charge. We will pay the amount of any withdrawal within 7 days of your request unless the suspension of payments or transfer provision is in effect (see below).

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL OPTION

You may use the Systematic Withdrawal Option to pre-authorize automatic withdrawals. You may participate in this option if the value of your Contract is at least $20,000 on the day you request this option. Withdrawals can be made monthly, quarterly, semi-annually or annually. The minimum amount you can withdraw is $100 each payment. The standard date of the month for withdrawals is the date you request to enroll in this option. You can specify a different date. You can stop withdrawals with 30 days' written notice to us.

Under the systematic withdrawal option, you can withdraw up to 10% of the unliquidated Contributions as of the immediately preceding Contract anniversary or, if during the first Contract year, as of the date your Contract is issued. If you use the Systematic Withdrawal Option, it replaces the free withdrawal in the same Contract year. Any amount you withdraw in excess of the free withdrawal amount may be subject to the contingent deferred sales charge.

We do not currently charge for systematic withdrawals. We reserve the right to charge for this option in the future.

INCOME TAXES AND TAX PENALTIES MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SUSPENSION OF PAYMENTS OR TRANSFERS

Fidelity may be required to suspend or postpone payments for surrenders or transfers for any period when:

1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

2.   trading on the New York Stock Exchange is restricted;

3. an emergency exists as a result of which disposal of shares of the Investment Options is not reasonably practicable or Fidelity cannot reasonably value the shares of the Investment Options; or

4. during any other period when the Securities and Exchange Commission by order, so permits for the protection of Owners.

Fidelity reserves the right to postpone payment for a withdrawal or transfer from the Fixed Account for a period of up to 6 months.

DEATH BENEFIT

UPON YOUR DEATH

If you or any Joint Owner die before the Annuity Date, Fidelity will pay your Beneficiary a death benefit. Upon the death of the Joint Owner, the surviving Joint Owner, if any, will be treated as the primary Beneficiary. Any other Beneficiary designation on record at the time of death will be treated as a contingent Beneficiary. The amount of the death benefit depends on how old the Owner or Joint Owner is.

Prior to the Owner or oldest Joint Owner reaching age 75, the death benefit will be the greater of:

1. the adjusted Contributions (which means your initial Contribution, plus any subsequent contributions less any subsequent partial withdrawals in the same proportion that the Contract value was reduced on the date of the withdrawal); or

2. the value of your Contract as of the day Fidelity receives at its Annuity Service Center both proof of death and a payment method election; or

3. the value of your Contract on the most recent seventh year Contract anniversary or the adjusted Contributions as of the most recent seventh year Contract anniversary, whichever is greater. This amount is increased for subsequent Contributions and is reduced for subsequent partial withdrawals in the same proportion that the Contract value was reduced on the date of the withdrawal.

After the Owner or the oldest Joint Owner reaches age 75 but before reaching age 85, the death benefit will be determined in accordance with the above and will be subject to any applicable contingent deferred sales charge determined at the time the death benefit is paid.

After the Owner or the oldest Joint Owner reaches age 85, the death benefit will be the value of the Contract as of the day we receive both proof of death and an election of the payment method, less any applicable contingent deferred sales charge determined at the time the death benefit is paid.

In certain states, the death benefit will be the value of your Contract as of the day Fidelity receives proof of death and an election of the payment method, less any applicable contingent deferred sales charge determined at the time the death benefit is paid.

See Appendix B for examples of how the death benefit is calculated.

The entire death benefit must be paid within 5 years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. Payment must begin within one year of the date of death. In the event of the death of the Owner who is not an Annuitant, if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Contract in his/her own name at the then current Contract value. Payment to the Beneficiary, other than a single lump sum, can only be elected during the 60 day period beginning with the date of receipt of proof of death.

If you or a Joint Owner (who is not the Annuitant) die during the Annuity Period, any remaining Annuity Payments will continue at least as rapidly as under the method of distribution in effect at the Owner's death. Upon the death of the Owner during the Annuity Period, the beneficiary becomes the Owner.

DEATH OF ANNUITANT

Upon the death of the Annuitant, who is not the Owner, during the Accumulation Period, you may designate a new Annuitant subject to our underwriting rules then in effect. If you do not designate a new Annuitant within 30 days of the death of the Annuitant, you will become the Annuitant. If the Owner is a non-natural person, the death or change of the Annuitant will be treated as the death of the Owner and a new Annuitant may not be designated.

OTHER INFORMATION

FIDELITY SECURITY LIFE INSURANCE COMPANY

Fidelity Security Life Insurance Company, 3130 Broadway, Kansas City, Missouri 64111-2406, is a stock life insurance company. We were originally incorporated on January 17, 1969, as a Missouri Corporation. We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia and all states except New York, where we are only admitted as a reinsurer. Fidelity Security Life Insurance Company is majority owned by Richard
F. Jones (an individual). Prior to _________, 2004, London Pacific was the depositor of the Contracts.

THE SEPARATE ACCOUNT

London Pacific established a separate account known as LPLA Separate Account One (Separate Account) to hold the assets that underlie the Contracts. On _____, 2004, Fidelity became the depositor. The Board of Directors of London Pacific adopted a resolution to establish the Separate Account under North Carolina insurance law on November 21, 1994. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in Fidelity's name on behalf of the Separate Account and legally belong to Fidelity. However, those assets that underlie the Contracts, are not chargeable with liabilities arising out of any other business Fidelity may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the Contracts without regard to income, gains or losses from any other contracts we may issue.

DISTRIBUTION

National Pension and Group Consultants, Inc. (NPGC) serves as the distributor of the Contracts. NPC is located at 3130 Broadway, Kansas City, Missouri 64111-2406. Prior to ____, 2004 London Pacific Securities, Inc. was the distributor of the Contracts. Commissions will paid to broker-dealers who sell the Contracts. Broker-dealers will be paid a commission, up to an amount currently equal to [__] of Contributions for promotional or distribution expenses.




      TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

Company......................................................................
Experts......................................................................
Legal Opinions...............................................................
Distribution.................................................................
Reduction or Elimination of Contingent Deferred Sales Charge.................
Yield Calculation for the Federated Prime Money Fund II  Sub-Account.........
Calculation of Performance Information.......................................
Federal   Tax    Status......................................................
Annuity Provisions...........................................................
Financial Statements.........................................................


                                    APPENDIX

The purpose of the examples below is to help you understand how the contingent deferred sales charge is calculated and to show you how the death benefit is calculated. These are just hypothetical examples and may not represent your particular facts and circumstances. The death benefit amounts in the examples below are purely hypothetical.

I. Withdrawals and Contingent Deferred Sales Charges

EXAMPLE A - TOTAL WITHDRAWAL IN CONTRACT YEAR TWO

Example A assumes the following:

     (1) Your initial Contribution was $10,000 and you selected one Investment Option.

     (2) You make a total withdrawal during the second Contract year.

     (3) The value of your Contract at the time of the total withdrawal is $10,950.

     (4) You did not make any other Contributions or previous withdrawals.

The following applies to this Example:

     (a) Earnings in the Contract are not subject to the contingent deferred sales charge (CDSC). Therefore, $950 ($10,950 - $10,000 $950) is not subject to the CDSC.

     (b) The balance of the total withdrawal of $10,000 is subject to the CDSC applied during the second year, since the free withdrawal amount does not apply to total withdrawals.

     (c) The amount of the applicable CDSC is .07 x 10,000 $700.

     (d) The amount of the total withdrawal is $10,950 - $700 $10,250.*

     * If you make a total withdrawal on other than a Contract anniversary and the Contract value when you make the total withdrawal is less than $50,000, then we will deduct the full contract maintenance charge of $36 at the time of the total withdrawal.

EXAMPLE B - PARTIAL WITHDRAWAL IN THE AMOUNT OF $3,000 IN CONTRACT YEAR TWO

We have used the same assumptions in this Example as we used in Example A except that in this Example we assume that you made a partial withdrawal for $3,000 in Contract year two.

     (a) In a partial withdrawal, 10% of the unliquidated Contributions may be withdrawn as a free withdrawal without the imposition of the CDSC. (10,000 x .10 $1,000). Therefore $1,000 of the $3,000 partial withdrawal is not subject to the CDSC.

     (b) For purposes of determining the amount of the CDSC, unliquidated Contributions are deemed to be withdrawn before earnings in the Contract.

     (c) The amount of the CDSC is $140 ($2,000 x .07 $140).

     (d) In this Example, from the partial withdrawal of $3,000 you will receive $2,860.

EXAMPLE C - PARTIAL WITHDRAWAL IMMEDIATELY FOLLOWED BY A TOTAL WITHDRAWAL

Example C assumes the following:

     (1) Your initial Contribution was $10,000 and you selected one Investment Option.

     (2) You make withdrawals during the second Contract year.

     (3) The value of your Contract at the time of the withdrawals is $10,950.

     (4) You make a partial withdrawal of $1,000.

The following applies to the Example:

     (a) As noted in Example B, the partial withdrawal of $1,000 is not subject to the CDSC because of the 10% free withdrawal amount of $1,000. The remaining Contract value is $9,950.

     (b) For purposes of the total withdrawal you make immediately following the partial withdrawal, your original Contribution of $10,000 is used for calculating the CDSC because free withdrawal amounts do not reduce the Contributions for purposes of calculating the CDSC.

     (c) The amount of the CDSC is $700 (.07 x $10,000).

     (d) The amount of the total withdrawal is 9,250 ($9,950 - $700).

Note: Withdrawals of income may be subject to a ten percent federal income tax penalty if you are younger than 591/2at the time you make the withdrawal.

II.  Death Benefit Calculations

EXAMPLE A - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TWO

Example A assumes the following:

     (1) You make a Contribution of $10,000. (2) You die at age 65 during the second Contract year. (3) The value of your Contract at the time of your death was $12,000. (4) You have not made any withdrawals.

The following applies to this Example:

     (a) Adjusted Contributions equal $10,000, because you have not made any withdrawals.

     (b) No seventh year stepped-up death benefit is available because death occurred prior to the seventh year Contract anniversary.

     (c) The Contract value is $12,000 and therefore greater than Adjusted Contributions

     (d)  The death benefit is $12,000.

EXAMPLE B - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TWO

This Example is based on the same assumptions as Example A except that in this Example the Contract value at death is $9,500.

The following applies to this Example:

   (a) The Adjusted Contributions are greater than the Contract Value.
   (b) The death benefit is $10,000.

EXAMPLE C - OWNER AGE 65 AT DEATH; DIES DURING CONTRACT YEAR TEN

Example C assumes the following:

(1)  You made a single Contribution of $10,000.

(2)  You die at age 65 during the tenth Contract year.

(3)  The value of your Contract on the seventh Contract anniversary was $18,000.

(4)  The value of your Contract at death was $17,000.

(5) You made a withdrawal of $1,500 in the sixth Contract year at which time the value of your Contract was $15,000 before you made the withdrawal.

The following applies to this Example:

     (a) Adjusted Contributions are equal to $9,000. (At the time you made the withdrawal the value of your Contract was reduced by 10% ($1,500/$15,000 .10). Therefore, Adjusted Contributions are reduced by 10% ($10,000 -($10,000 x .10) $9,000).

     (b) The value of your Contract on the seventh Contract anniversary ($18,000) was greater than that at the time of your death ($17,000) and greater than Adjusted Contributions ($9,000).

     (c) The death benefit is $18,000.

EXAMPLE D - OWNER AGE 77 AT DEATH; DIES DURING CONTRACT YEAR TWO

This Example is based on the same assumptions as Example A except that in this Example you die at age 77.

The following applies to this Example:

     (a) The death benefit is $12,000 less any CDSC which applies at the time the death benefit or any portion is withdrawn.

     (b) Any applicable CDSC will be calculated as set forth under Examples of Withdrawals and Contingent Deferred Sales Charges above.

EXAMPLE E - OWNER AGE 87 AT DEATH; DIES DURING CONTRACT YEAR TWO

     This Example is based on the same assumptions as Example A except in this Example you are 87 at the time you die.

The following applies to this Example:

     (a) Since you were beyond age 85, the death benefit will be limited to the value of your Contract, less any CDSC applicable at the time the death benefit or any portion is withdrawn.

     (b) Any applicable CDSC will be calculated as set forth under Examples of Withdrawals and Contingent Deferred Sales Charges above.


                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

            INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
                           WITH FLEXIBLE CONTRIBUTIONS

                                    ISSUED BY

                            LPLA SEPARATE ACCOUNT ONE

                                       AND

                    FIDELITY SECURITY LIFE INSURANCE COMPANY


THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED _____, 2004, FOR THE INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS WITH FLEXIBLE CONTRIBUTIONS WHICH ARE REFERRED TO HEREIN.

THE PROSPECTUS CONCISELY SETS FORTH INFORMATION FOR A PROSPECTIVE INVESTOR. FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE COMPANY AT: 3130 BROADWAY, KANSAS CITY, MISSOURI 64111-2406, (800) 648-8624.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED        , 2004.

                                TABLE OF CONTENTS

                                                                           PAGE


COMPANY..................................................................

EXPERTS..................................................................

LEGAL OPINIONS...........................................................

DISTRIBUTOR..............................................................

REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE.........

YIELD CALCULATION FOR THE FEDERATED PRIME MONEY FUND II SUB-ACCOUNT......

PERFORMANCE INFORMATION..................................................

FEDERAL TAX STATUS.......................................................

ANNUITY PROVISIONS.......................................................

FINANCIAL STATEMENTS.....................................................

                                     COMPANY

Information regarding Fidelity Security Life Insurance Company (the "Company" or "Fidelity") is contained in the prospectus.

                                     EXPERTS


                           (TO BE FILED BY AMENDMENT)


                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut and Pompano Beach, Florida has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                   DISTRIBUTOR

National Pension and Group Consultants, Inc. ("NPGC") serves as the distributor of the Contracts. NPC is located at 3130 Broadway, Kansas City, Missouri
64111-2406. Prior to ____, 2004 London Pacific Securities, Inc. was the distributor of the Contracts. Commissions will paid to broker-dealers who sell the Contracts. Broker-dealers will be paid a commission, up to an amount currently equal to [__] of Contributions for promotional or distribution expenses. The offering is on a continuous basis.

        REDUCTION OR ELIMINATION OF THE CONTINGENT DEFERRED SALES CHARGE

The amount of the Contingent Deferred Sales Charge (CDSC) on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the CDSC will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of contributions to be received will be considered. Per Contract sales expenses are likely to be less on larger contributions than on smaller ones.

     3. Any prior or existing relationship with the Company will be considered. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the CDSC.

The CDSC may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the CDSC be permitted where the reduction or elimination will be unfairly discriminatory to any person.

     YIELD CALCULATION FOR THE FEDERATED PRIME MONEY FUND II SUB-ACCOUNT

The Federated Prime Money Fund II Sub-Account of the Separate Account will calculate its current yield based upon the seven days ended on the date of calculation. The Company does not currently advertise any yield information for the Federated Prime Money Fund II Sub-Account.

The current yield of the Federated Prime Money Fund II Sub-Account is computed daily by determining the net change (exclusive of capital changes) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge, the Distribution Charge and the Contract Maintenance Charge, dividing the difference by the value of the Owner account at the beginning of the same period to obtain the base period return and multiplying the result by (365/7).

The Federated Prime Money Fund II Sub-Account computes its effective compound yield by determining the net changes (exclusive of capital change) in the value of a hypothetical pre-existing Owner account having a balance of one Accumulation Unit of the Sub-Account at the beginning of the period, subtracting the Mortality and Expense Risk Charge, the Administrative Charge, the Distribution Charge and the Contract Maintenance Charge and dividing the difference by the value of the Owner account at the beginning of the base period to obtain the base period return, and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield = ((Base Period Return +1) 365/7)-1. The current and the effective yields reflect the reinvestment of net income earned daily on the Federated Prime Money Fund II Sub-Account's assets.

Net investment income for yield quotation purposes will not include either realized capital gains and losses or unrealized appreciation and depreciation, whether reinvested or not.

The yields quoted should not be considered a representation of the yield of the Federated Prime Money Fund II Sub-Account in the future since the yield is not fixed. Actual yields will depend not only on the type, quality and maturities of the investments held by the Federated Prime Money Fund II Sub-Account and changes in the interest rates on such investments, but also on changes in the Federated Prime Money Fund II Sub-Account's expenses during the period.

Yield information may be useful in reviewing the performance of the Federated Prime Money Fund II Sub-Account and for providing a basis for comparison with other investment alternatives. However, the Federated Prime Money Fund II Sub-Account's yield fluctuates, unlike bank deposits or other investments which typically pay a fixed yield for a stated period of time.

                             PERFORMANCE INFORMATION

From time to time, the Company may advertise performance data as described in the Prospectus. Any such advertisement will also include standardized average annual total return figures for the time periods indicated in the advertisement.

Such total return figures will reflect the deduction of a 1.25% Mortality and Expense Risk Charge, a .15% Administrative Charge, a .10% Distribution Charge, the investment advisory fee and expenses for the underlying Portfolio being advertised and any applicable Contract Maintenance Charge and Contingent Deferred Sales Charges.

The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable Contract Maintenance Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                     n
                             P  (1+T)  = ERV


Where:


       P = a hypothetical initial payment of $1,000

       T = average annual total return

       n = number of years

     ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

In addition to total return data, the Company may include yield information in its advertisements. For each Sub-Account (other than the Federated Prime Money Fund II Sub-Account) for which the Company will advertise yield, it will show a yield quotation based on a 30 day (or one month) period ended on the date of the most recent balance sheet of the Separate Account included in the registration statement, computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:


                                                 6
                     Yield  = 2  [( a-b  +  1)    -  1]
                                   ----
                                    cd
Where:

     a = Net investment income earned during the period by the Portfolio attributable to shares owned by the Sub-Account.

     b = Expenses accrued for the period (net of reimbursements).

     c = The average daily number of Accumulation Units outstanding during the period.

     d = The maximum offering price per Accumulation Unit on the last day of the period.

The Company may also advertise performance data which may be computed on a different basis which may not include certain charges. If such charges were deducted, the performance would be lower.

You should note that the investment results of each Sub-Account will fluctuate over time, and any presentation of the Sub-Account's total return or yield for any period should not be considered as a representation of what an investment may earn or what your total return or yield may be in any future period.

                               FEDERAL TAX STATUS

NOTE: THE FOLLOWING DESCRIPTION IS BASED UPON THE COMPANY'S UNDERSTANDING OF CURRENT FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL. THE COMPANY CANNOT PREDICT THE PROBABILITY THAT ANY CHANGES IN SUCH LAWS WILL BE MADE. PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE REGARDING THE POSSIBILITY OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS. PURCHASERS BEAR THE COMPLETE RISK THAT THE CONTRACTS MAY NOT BE TREATED AS "ANNUITY CONTRACTS" UNDER FEDERAL INCOME TAX LAWS. IT SHOULD BE FURTHER UNDERSTOOD THAT THE FOLLOWING DISCUSSION IS NOT EXHAUSTIVE AND THAT SPECIAL RULES NOT DESCRIBED IN THIS PROSPECTUS MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

GENERAL. Section 72 of the Code governs taxation of annuities in general. An owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the contributions, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a Fixed Annuity Option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period certain or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a Variable Annuity Option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund feature) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered (i.e. when the total of the excludible amounts equal the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.

DIVERSIFICATION. Section 817(h) of the Code imposes certain diversification standards on the underlying assets of variable annuity contracts. The Code provides that a variable annuity contract will not be treated as an annuity contract for any period (and any subsequent period) for which the investments are not, in accordance with regulations prescribed by the United States Treasury Department ("Treasury Department"), adequately diversified. Disqualification of the Contract as an annuity contract would result in imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt of payments under the Contract. The Code contains a safe harbor provision which provides that annuity contracts such as the Contracts meet the diversification requirements if, as of the end of each quarter, the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five percent (55%) of the total assets consist of cash, cash items, U.S. Government securities and securities of other regulated investment companies.

On March 2, 1989, the Treasury Department issued Regulations (Treas. Reg. 1.817-5), which established diversification requirements for the investment portfolios underlying variable contracts such as the Contracts. The Regulations amplify the diversification requirements for variable contracts set forth in the Code and provide an alternative to the safe harbor provision described above. Under the Regulations, an investment portfolio will be deemed adequately diversified if: (1) no more than 55% of the value of the total assets of the portfolio is represented by any one investment; (2) no more than 70% of the value of the total assets of the portfolio is represented by any two investments; (3) no more than 80% of the value of the total assets of the portfolio is represented by any three investments; and (4) no more than 90% of the value of the total assets of the portfolio is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all Portfolios will be managed in such a manner as to comply with these diversification requirements.

OWNER CONTROL. Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, and not Fidelity, would be considered the owner of the shares of the investment options. However, the IRS has indicated in rulings that investment decisions regarding the underlying investments must be made in the sole discretion of Fidelity and the manager of the underlying investments, no arrangement may exist between a contract owner and Fidelity regarding specific investments or investment objectives for the underlying investments and a contract owner may not communicate with the underlying investment manager or Fidelity regarding the selection, quality or rate of return of the underlying investments. If you are considered the owner of the shares, it will result in the loss of the favorable tax treatment for the Contract. It remains unclear to what extent under federal tax law owners are permitted to make transfers among the investment options or the number and type of investment options owners may select from without being considered the owner of the shares. If any guidance is provided which is considered a new position, then the guidance would generally be applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the Owner of the Contract, could be treated as the Owner of the investment portfolios.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS. Under Section 72(u) of the Code, the investment earnings on Contributions for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation, or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to Contracts held by a trust or other entity as agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax adviser before purchasing a Contract to be owned by a non-natural person.

MULTIPLE CONTRACTS. The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a Section 1035 exchange will be considered issued in the year of the exchange. Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

PARTIAL 1035 EXCHANGES. Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract. The IRS has also ruled that a partial exchange of an annuity contract, whereby a portion of an annuity contract is directly transferred into another annuity contract, would also qualify as a non-taxable exchange. However, the IRS has expressed concern that partial exchanges could be used to avoid tax that would otherwise be imposed on withdrawals from an annuity contract. The IRS has indicated that pending issuance of final regulations, it will consider all the facts and circumstances to determine whether a partial exchange and a subsequent withdrawal from either of the annuity contracts within 24 months of the date of the partial exchange should result in the contracts being treated as a single contract for purposes of determining the tax treatment of the withdrawal. A contract owner may avoid this result by demonstrating that a life event such as disability, divorce or unemployment occurred between the partial exchange and the withdrawal and that the withdrawal was not contemplated at the time of the partial exchange. Due to continuing uncertainty in this area, Owners should consult their own tax advisers prior to entering into a partial exchange of an annuity contract.

TAX TREATMENT OF ASSIGNMENTS. An assignment, transfer or pledge of a Contract may be a taxable event. Owners should therefore consult competent tax advisers should they wish to assign, transfer or pledge their Contracts.

If the Contract is issued for use under a Qualified Plan, it may not be assigned pledged or otherwise transferred except as allowed under applicable law.

GIFTING A CONTRACT. If you transfer ownership of your Contract to a person other than your spouse or former spouse incident to a divorce, and receive payment less than the Contract's value, you will be liable for the tax on the Contract's value above your purchase payments (Contributions) not previously withdrawn. The new Contract owner's purchase payments (basis) in the Contract will be increased to reflect the amount included in your taxable income.

DEATH BENEFITS. Any death benefits paid under the Contract are taxable to the beneficiary. The rules governing the taxation of payments from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate taxes may also apply.

The Code provides that the assets of an IRA (including Roth IRAs) may not be invested in life insurance, but may provide in the case of death during the accumulation phase for a death benefit payment equal to the greater of purchase payments or contract value. The contract offers death benefits which may exceed the greater of purchase payments or contract value. If these death benefits are determined by the Internal Revenue Service as providing life insurance, the Contract may not qualify as an IRA (including Roth IRAs). You should consult your tax adviser regarding these features and benefits prior to purchasing a Contract.

INCOME TAX WITHHOLDING. All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Taxable distributions made to non-resident aliens will generally be subject to a 30% withholding rate unless a lower tax treaty rate applies to such person.

Certain distributions from retirement plans qualified under Section 401 or
Section 403(b) of the Code or from a Code Section 457 governmental plan, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary, or distributions for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship withdrawals. Participants under such plans should consult their own tax counsel or other tax adviser regarding withholding requirements.

When all or part of an annuity contract or a death benefit under the Contract is transferred or paid to an individual two or more generations younger than the owner, a generation-skipping transfer tax may be owed. Under certain circumstances, Federal tax law may require the Company to withhold the tax from the Contract and pay it directly to the Internal Revenue Service.

TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS. Section 72 of the Code governs the treatment of distributions from annuity contracts. It provides that if the contract value exceeds the aggregate contributions made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August 14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts. (See "Tax Treatment of Withdrawals - Qualified Contracts," below.)

WITHDRAWALS - INVESTMENT ADVISER FEES. The Internal Revenue Service has, through a series of Private Letter Rulings, held that the payment of investment adviser fees from an IRA Annuity is permissible under certain circumstances and will not be considered a distribution for income tax purposes. The Rulings require that in order to receive this favorable tax treatment, the annuity contract must, under a written agreement, be solely liable(not jointly with the Contract owner) for payment of the adviser's fee and the fee must actually be paid from the annuity Contract to the adviser. Withdrawals from non-qualified contracts for the payment of investment adviser fees will be considered taxable distributions from the contract.

DELAYED ANNUITY PAYMENTS. Although there is no guidance in the Federal tax law as to when annuity payments must commence under a non-qualified contract, the Internal Revenue Service could take the position that if annuity payments do not begin or are not scheduled to begin until an advanced age, such as after age 85, then the contract should not be treated as an annuity contract for Federal tax purposes. If such was to occur, then the income under the Contract could become currently taxable to the Owner.

QUALIFIED PLANS. The Contracts offered herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and conditions of each specific plan. Owners, Annuitants and Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the Contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. The Company is not bound by the terms and conditions of such plans to the extent such terms conflict with the terms of a Contract, unless the Company specifically consents to be bound. Owners, Annuitants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

A Qualified Contract will not provide any necessary or additional tax deferral if it is used to fund a qualified plan that is tax deferred. However, the Contract has features and benefits other than tax deferral that may make it an appropriate investment for a qualified plan. You should consult your tax adviser regarding these features and benefits prior to purchasing a Qualified Contract.

On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. Qualified Contracts will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.

Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" ("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.) Under certain conditions, distributions from other IRAs and other Qualified Plans may be rolled over or transferred on a tax-deferred basis into an IRA. Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     Roth IRA

Section 408A of the Code provides that certain individuals may purchase a type of non-deductible IRA, known as a Roth IRA. Contributions for a Roth IRA are not deductible from taxable income.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, certain eligible individuals may make a rollover contribution from a non-Roth IRA to a Roth IRA. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS. Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code
Section 408 and 408A (Individual Retirement Annuities). To the extent amounts are not includible in gross income because they have been rolled over to an IRA or to another eligible qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the Owner or Annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or Annuitant (as applicable) or the joint lives (or joint life expectancies) of such Owner or Annuitant (as applicable) and his or her designated Beneficiary; (d) distributions made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the Owner or Annuitant (as applicable) for amounts paid during the taxable year for medical care; (e) distributions from an Individual Retirement Annuity for the purchase of medical insurance (as described in Section 213 (d) (1) (D) of the Code) for the Owner or Annuitant (as applicable) and his or her spouse and dependents if the Owner or Annuitant (as applicable) has received unemployment compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as applicable) has been re-employed for at least 60 days); (f) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) to the extent such distributions do not exceed the qualified higher education expenses (as defined in Section 72(t)(7) of the Code) of the Owner or Annuitant (as applicable) for the taxable year; (g) distributions made on account of an IRS levy upon the Qualified Contract; and (h) distributions from an Individual Retirement Annuity made to the Owner or Annuitant (as applicable) which are qualified first-time home buyer distributions (as defined in Section 72(t)(8) of the Code).

With respect to (c) above, if the series of substantially equal periodic payments is modified (unless under permitted exceptions) before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception plus interest for the tax years in which the exception was used.

REQUIRED DISTRIBUTIONS

Generally, distributions from a qualified plan must commence no later than April 1 of the calendar year, following the year in which the employee attains age 70 1/2. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.

The Internal Revenue Service has issued new proposed regulations regarding required minimum distributions from qualified plans. These new rules generally became effective January 1, 2002. One of these new regulations, which is not currently in effect, requires that the annuity contract value used to determine required minimum distributions include the actuarial value of other benefits under the contract, such as an enhanced death benefit as provided in your contract. This regulation does not apply to required minimum distributions made under an irrevocable annuity income option. We are currently awaiting further clarification from the IRS on this regulation, including how the value of such benefits is determined and when the regulation will become effective. You should discuss the affect of these new regulations with your tax advisor. If you are required to take distributions from your qualified plan, you should consult with your qualified plan sponsor and tax advisor to determine that your distribution comply with these rules.

                               ANNUITY PROVISIONS

Variable Annuity Payments reflect the investment performance of the Separate Account in accordance with the allocation of the Adjusted Contract Value to the Sub-Accounts during the Annuity Period. Annuity Payments also depend upon the Age of the Annuitant and any Joint Annuitant and the assumed interest factor utilized. The Annuity Table used will depend upon the Annuity Option chosen. The dollar amount of Variable Annuity Payments for each applicable Sub-Account after the first Variable Annuity Payment is determined as follows:

1. The dollar amount of the first Variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Sub-Account as of the Annuity Date. This sets the number of Annuity Units for each monthly payment for the applicable Sub-Account. The number of Annuity Units remains fixed during the Annuity Period.

2. The fixed number of Annuity Units per payment in each Sub-Account is multiplied by the Annuity Unit Value for that Sub-Account for the last Valuation Period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment for each applicable Sub-Account.

The total dollar amount of each Variable Annuity Payment is the sum of all Sub-Account Variable Annuity Payments reduced by the applicable portion of the Contract Maintenance Charge.

ANNUITY UNIT

The value of any Annuity Unit for each Sub-Account of the Separate Account was arbitrarily set initially at $10.

The Sub-Account Annuity Unit Value at the end of any subsequent Valuation Period is determined as follows:

     1. The Net Investment Factor for the current Valuation Period is multiplied by the value of the Annuity Unit for the Sub-Account for the immediately preceding Valuation Period. The Net Investment Factor is equal to the Accumulation Unit Value for the current Valuation Period divided by the Accumulation Unit Value for the immediately preceding Valuation Period.

     2. The result in (1) is then divided by the Assumed Investment Rate Factor which equals 1.00 plus the Assumed Investment Rate for the number of days since the preceding Valuation Date. The Assumed Investment Rate is equal to an effective annual rate of 4%.

The value of an Annuity Unit may increase or decrease from Valuation Period to Valuation Period.

(See "Annuity Payments" (The Annuity Period) in the Prospectus.)

                              FINANCIAL STATEMENTS

The financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts.

(TO BE FILED BY AMENDMENT)

                                     PART C


                                OTHER INFORMATION


ITEM  24.    FINANCIAL  STATEMENTS  AND  EXHIBITS

A. FINANCIAL STATEMENTS

The financial statements of the Company will be filed by Amendment.

B. EXHIBITS

     1.(i) Resolution of Board of Directors of London Pacific Life & Annuity Company (London Pacific) authorizing the establishment of the Separate Account.*

      (ii) Resolution of Fidelity Security Life Insurance Company (Fidelity) authorizing Fidelity to enter into a Reinsurance Agreement with London Pacific.

     (iii) Order for Approval of Coinsurance, Modified Coinsurance and Assumption Reinsurance Agreement.

     2.         Not Applicable.

     3.         Form of Principal Underwriter's Agreement. (to be filed by
                Amendment)

     4.         Individual Fixed and Variable Deferred Annuity Contract.*

     5.         Application Form.*

     6.(i)      Copy of Articles of Incorporation of the Company.+
      (ii)      Copy of the Bylaws of the Company.+

     7.         Not Applicable.

     8.(i) Form of Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc., and Fidelity Security Life Insurance Company. (to be filed by Amendment)

      (ii) Form of Fund Participation Agreement by and among Scudder Investments VIT Funds, Deutsche Asset Management, Inc. and Fidelity Security Life Insurance Company. (to be filed by Amendment)

     (iii) Form of Fund Participation Agreement by and between Fidelity Security Life Insurance Company, Insurance Series and Federated Securities Corp. (to be filed by Amendment)

     (iv) Form of Participation Agreement among MFS Variable Insurance Trust, Fidelity Security Life Insurance Company and Massachusetts Financial Services Company. (to be filed by Amendment)

     (v) Coinsurance, Modified Coinsurance and Assumption Reinsurance Agreement By and Between London Pacific Life & Annuity Company in Receivership and Fidelity Security Life Insurance Company. (to be filed by Amendment)

     9.         Opinion and Consent of Counsel. (to be filed by Amendment)

    10.         Consent of Independent Accountants. (to be filed by Amendment)

    11.         Not Applicable.

    12.         Not Applicable.

    13.         Not Applicable.

    14.         Not Applicable.

    15.         Company Organizational Chart.++

    27.         Not Applicable.

     * Incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File No. 33-87150) as electronically filed April 18, 1996.

     + Incorporated herein by reference to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on December 23, 1998.

     ++ Incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on April 26, 2002.

ITEM  25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Executive Officers and Directors of the Company:

Name and Principal                      Position and Offices
Business Address*                          with Depositor
- -----------------------       ----------------------------------------
Richard Forrest Jones         Chief Executive Officer, Chief Financial
                              Officer, President, Treasurer and Director

Michael Eugene Hall           Senior Vice President, Director

Mark Linsley Burley           Vice President of Administration

William Robert Hobbs II       Vice President, Controller and Assistant Secretary

David James Smith III         Senior Vice President, Secretary and Director

Dorothy Marie Jones           Director

Albert Harry Wohlers          Director
1440 N. Northwest Hwy.
Park Ridge, IL

George John Bereska           Director

Richard L. Andrews            Director
118 Hill Hall
Columbia, MO

Robert Eugene McGannon        Director
922 Walnut
Kansas City, MO

Gale Thomas Bartow            Consultant, Director
1201 Fairway Circle
Blue Springs, MO

Larry G. Vogt                 Director
3822 Summit
Kansas City, MO 64111

* The principal business address for all officers and directors listed above is 3130 Broadway, Kansas City, Missouri 64111-2406 except as noted above.


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The Company organizational chart is incorporated herein by reference to Post-Effective Amendment No. 3 to Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on April 26, 2002.

ITEM  27.  NUMBER  OF  CONTRACT  OWNERS

Not Applicable.

ITEM  28.  INDEMNIFICATION

The Bylaws of the Company (Article XII) provide, in part, that:

The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM  29.  PRINCIPAL  UNDERWRITERS

     (a) Not Applicable.

(b) National Pension & Group Consultants, Inc. ("NPGC") is the principal underwriter for the Contracts. The following persons are the officers and directors of NPGC. The principal business address for each officer and director of NPGC is 3130 Broadway, Kansas City, MO 64111-2406.

      Name and Principal  Positions and Offices
      Business Address    with Underwriter
      ----------------    ----------------

      Richard F. Jones    President, Treasurer
      Michael E. Hall     Vice President
      Stephen A. Elliott  Chief Compliance Officer and Secretary

(c) Not Applicable.


ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

Daniel Surber, whose address is 3130 Broadway, Kansas City, Missouri 64111-2406, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM  31.  MANAGEMENT  SERVICES

Not  Applicable.

ITEM  32.  UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Fidelity Security Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Kansas City, and State of Missouri on this 24th day of May, 2004.

                              LPLA  SEPARATE  ACCOUNT  ONE
                              ----------------------------------------------
                              Registrant

                          By: Fidelity Security Life Insurance Company
                              ----------------------------------------------


                          By: /s/DAVID J. SMITH
                              ----------------------------------------------
                              David J. Smith
                              Senior Vice President and Secretary


                          By: FIDELITY SECURITY LIFE INSURANCE COMPANY
                              ----------------------------------------------
                              Depositor


                          By: /s/DAVID J. SMITH
                              ----------------------------------------------
                              David J. Smith
                              Senior Vice President and Secretary


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and the dates indicated.

Signature                     Title                      Date
- ---------                   -----                      ----

                            Chief Executive Officer,
/s/RICHARD F. JONES         Chief Financial Officer,     5/24/04
- -----------------------   President, Treasurer         --------
Richard F. Jones            and Director (Principal
                            Executive Officer and
                            Principal Financial
                            Officer)


/s/DAVID J. SMITH
- -----------------------   Director                     5/24/04
David J. Smith                                           --------





/s/WILLIAM R. HOBBS II      Vice President, Controller   5/25/04
- -----------------------   and Assistant Secretary      --------
William R. Hobbs II



/s/MICHAEL E. HALL          Director                     5/31/04
- -----------------------                                --------
Michael E. Hall



/s/DOROTHY M. JONES         Director                     5/25/04
- -----------------------                                --------
Dorothy M. Jones



/s/GALE T. BARTOW           Director                     5/27/04
- -----------------------                                --------
Gale T. Bartow



/s/ALBERT H. WOHLERS        Director                     5/25/04
- -----------------------                                --------
Albert H. Wohlers



/s/LARRY G. VOGT            Director                     5/26/04
- -----------------------                                --------
Larry G. Vogt



/s/GEORGE J. BERESKA        Director                     5/24/04
- -----------------------                                --------
George J. Bereska


                            Director
- -----------------------                                --------
Richard L. Andrews



/s/ROBERT E. McGANNON       Director                     5/27/04
- -----------------------                                --------
Robert E. McGannon



*By:/s/DAVID J. SMITH
    ---------------------------------------
    David J. Smith, Attorney-in-Fact


                                  EXHIBITS TO

                                    FORM N-4

                           LPLA SEPARATE ACCOUNT ONE

                                       OF

                    FIDELITY SECURITY LIFE INSURANCE COMPANY


                               INDEX TO EXHIBITS


Exhibit                                                           Page

EX-99.B1.(ii)    Resolution of Fidelity Security Life
                 Insurance Company (Fidelity) authorizing
                 Fidelity to enter into a Reinsurance Agreement with London Pacific.

EX-99.B1.(iii)   Order for Approval of Coinsurance, Modified
                 Coinsurance and Assumption Reinsurance Agreement.